SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WPX Energy, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

98212B103

(CUSIP Number)

Elizabeth Keeley

Taconic Capital Advisors LP

450 Park Avenue, 9th Floor

New York, NY 10022

(212) 209-3119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98212B103	Page 2 of 16 Pages

1	Name of reporting persons TACONIC CAPITAL ADVISORS L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 12,800,000
	9	Sole dispositive power
	10	Shared dispositive power 12,800,000
11	Aggregate amount beneficially owned by each reporting person 12,800,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.39% based on 200,228,607 shares outstanding.[1]
14	Type of reporting person IA

[1]

Calculated based upon 200,228,607 shares outstanding as of April 30, 2013 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13D

CUSIP No. 98212B103	Page 3 of 16 Pages

1	Name of reporting persons TACONIC CAPITAL ADVISORS UK LLP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ENGLAND AND WALES
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 12,800,000
	9	Sole dispositive power
	10	Shared dispositive power 12,800,000
11	Aggregate amount beneficially owned by each reporting person 12,800,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.39% based on 200,228,607 shares outstanding.[1]
14	Type of reporting person IA

[1]

Calculated based upon 200,228,607 shares outstanding as of April 30, 2013 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13D

CUSIP No. 98212B103	Page 4 of 16 Pages

1	Name of reporting persons TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 12,800,000
	9	Sole dispositive power
	10	Shared dispositive power 12,800,000
11	Aggregate amount beneficially owned by each reporting person 12,800,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.39% based on 200,228,607 shares outstanding.[1]
14	Type of reporting person IA

[1]

Calculated based upon 200,228,607 shares outstanding as of April 30, 2013 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13D

CUSIP No. 98212B103	Page 5 of 16 Pages

1	Name of reporting persons TACONIC ASSOCIATES LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 12,800,000
	9	Sole dispositive power
	10	Shared dispositive power 12,800,000
11	Aggregate amount beneficially owned by each reporting person 12,800,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.39% based on 200,228,607 shares outstanding.[1]
14	Type of reporting person OO

[1]

Calculated based upon 200,228,607 shares outstanding as of April 30, 2013 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13D

CUSIP No. 98212B103	Page 6 of 16 Pages

1	Name of reporting persons KENNETH D. BRODY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 12,800,000
	9	Sole dispositive power
	10	Shared dispositive power 12,800,000
11	Aggregate amount beneficially owned by each reporting person 12,800,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.39% based on 200,228,607 shares outstanding.[1]
14	Type of reporting person IN

[1]

Calculated based upon 200,228,607 shares outstanding as of April 30, 2013 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13D

CUSIP No. 98212B103	Page 7 of 16 Pages

1	Name of reporting persons FRANK P. BROSENS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 12,800,000
	9	Sole dispositive power
	10	Shared dispositive power 12,800,000
11	Aggregate amount beneficially owned by each reporting person 12,800,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.39% based on 200,228,607 shares outstanding.[1]
14	Type of reporting person IN

[1]

Calculated based upon 200,228,607 shares outstanding as of April 30, 2013 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13D

CUSIP No. 98212B103	Page 8 of 16 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of WPX Energy, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is One Williams Center, Tulsa, Oklahoma 74172-0172.

Item 2. Identity and Background

(a) - (c)

This Statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Taconic Capital Advisors L.P., a Delaware limited partnership (“Taconic Advisors”);

ii)	Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership (“Taconic Advisors UK”);

iii)	Taconic Capital Advisors (Hong Kong) Limited, a Hong Kong limited liability company (“Taconic Advisors Hong Kong”)

iv)	Taconic Associates LLC, a Delaware limited liability company (“Taconic Associates”);

v)	Kenneth D. Brody, a citizen of the United States of America (“Mr. Brody”); and

vi)	Frank P. Brosens, a citizen of the United States of America (“Mr. Brosens”).

This Statement relates to the Shares held for the accounts of Taconic Opportunity Fund L.P. (“TOP”), a Delaware limited partnership and Taconic Opportunity Master Fund L.P. (“TOMF”), a Cayman Islands exempted limited partnership. Taconic Advisors, Taconic Advisors UK and Taconic Advisors Hong Kong serve as the subadvisors to TOP and TOMF (collectively, the “Taconic Funds”). Taconic Capital Performance Partners LLC (“Taconic Partners”) serves as the general partner to Taconic Advisors. Taconic Capital Services UK Limited (“Taconic Capital Services”) serves as the managing member of Taconic Advisors UK. Taconic Advisors is the sole shareholder of Taconic Advisors Hong Kong. Taconic Associates serves as the general partner to TOP and TOMF. Mr. Brody is a principal of Taconic Advisors, a director of Taconic Capital Services, and a manager of Taconic Partners and Taconic Associates. Mr. Brosens is a principal of Taconic Advisors, a director of Taconic Capital Services, and a manager of Taconic Partners and Taconic Associates. In such capacity, Mr. Brody and Mr. Brosens may be deemed to have voting and dispositive power over the Common Stock held for the Taconic Funds.

The address of the principal business office of each of Taconic Advisors, Taconic Associates, Mr. Brody and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London W1K 3HY, United Kingdom.

The address of the principal business office of Taconic Advisors Hong Kong is Room 1801, 18th Floor, LHT Tower, No. 31 Queen’s Road Central, Hong Kong, China.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons who is an individual is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 98212B103	Page 9 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $200,298,385 (including brokerage commissions) for the accounts of the Taconic Funds. The source of funds used by the Reporting Persons for the purchase of the Shares listed in Item 5 was the working capital of the Taconic Funds: (i) approximately $87,340,034 of working capital of TOP and (ii) approximately $112,958,351 of working capital of TOMF. Working capital of each Taconic Fund was provided by capital contributions of the partners and internally generated funds of such Taconic Fund.

The Shares held for each Taconic Fund may be held through margin accounts maintained with brokers, which extend credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms’ credit policies. The positions may be held in margin accounts that are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired for the accounts of the Taconic funds for investment purposes. The Reporting Persons expect to review from time to time their investment in the Company and may acquire, or cause to be acquired, either separately or together with other persons, additional securities of the Company or derivatives or other instruments related thereto, dispose of, or cause the disposition of, such securities, derivatives or other instruments at any time and formulate other purposes, plans or proposals regarding the Company or any of its securities, including plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the market for the Shares, the Company’s then prospects, market conditions or other factors deemed relevant from time to time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with relevant parties regarding the Company and ways to enhance shareholder value, including, but not limited to, the Company’s management, members of the board of directors, shareholders or other investors, potential strategic partners, financial advisers and other industry participants.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their beneficial ownership in the Shares on an ongoing basis and reserve the right to, at any time and from time to time, reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SCHEDULE 13D

CUSIP No. 98212B103	Page 10 of 16 Pages

Item 5. Interest in Securities of Issuer

(a) - (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator of 200,228,607 Shares of Common Stock issued and outstanding as of April 30, 2013, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 2, 2013.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	12,800,000	6.39%	—	12,800,000	—	12,800,000
Taconic Advisors UK	12,800,000	6.39%	—	12,800,000	—	12,800,000
Taconic Advisors Hong Kong	12,800,000	6.39%	—	12,800,000	—	12,800,000
Taconic Associates	12,800,000	6.39%	—	12,800,000	—	12,800,000
Mr. Brody	12,800,000	6.39%	—	12,800,000	—	12,800,000
Mr. Brosens	12,800,000	6.39%	—	12,800,000	—	12,800,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Advisors Hong Kong, Taconic Associates, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 12,800,000 Shares (approximately 6.39% of the total number of Shares outstanding). This amount consists of 12,800,000 Shares held for the account of the Taconic Funds: (i) approximately 5,577,091 Shares held for the account of TOP and (ii) approximately 7,222,909 Shares held for the account of TOMF.

(c)

Information concerning transactions in the Shares during the past sixty days by the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Taconic Funds has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares deemed to be beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, agreements, understandings or relationships (legal or otherwise) among themselves, or between themselves and any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 98212B103	Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Principal

Date: May 20, 2013	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Director

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Director

Date: May 20, 2013	TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED

By: TACONIC CAPITAL PERFORMANCE PARTNERS LLC, its director

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Manager

Date: May 20, 2013	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Manager

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Manager

SCHEDULE 13D

CUSIP No. 98212B103	Page 12 of 16 Pages

Date: May 20, 2013	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: May 20, 2013	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 98212B103	Page 13 of 16 Pages

EXHIBIT INDEX

Ex.

A	Joint Filing Agreement, dated May 20, 2013 by and among Taconic Advisors, Taconic Advisors UK, Taconic Advisors Hong Kong, Taconic Associates, Mr. Brody and Mr. Brosens.

SCHEDULE 13D

CUSIP No. 98212B103	Page 14 of 16 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of WPX Energy, Inc. dated as of May 20, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: May 20, 2013	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Principal

Date: May 20, 2013	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Director

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Director

Date: May 20, 2013	TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED

By: TACONIC CAPITAL PERFORMANCE PARTNERS LLC, its director

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Manager

Date: May 20, 2013	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Manager

By:	/s/ Frank P. Brosens
Name:	Frank P. Brosens
Title:	Manager

SCHEDULE 13D

CUSIP No. 98212B103	Page 15 of 16 Pages

Date: May 20, 2013	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: May 20, 2013	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 98212B103	Page 16 of 16 Pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.

Date	Purchase/Sale	Number of Shares	Price per Share
4/3/2013	Purchase	53,313	$15.04
4/4/2013	Purchase	196,687	$15.19
4/5/2013	Purchase	50,000	$15.91
4/5/2013	Purchase	100,000	$15.92
4/5/2013	Purchase	50,000	$16.05
4/8/2013	Purchase	100,000	$16.51
4/8/2013	Purchase	50,000	$16.66
4/11/2013	Sale	50,000	$17.71
4/11/2013	Sale	150,000	$17.75
5/2/2013	Purchase	500,000	$15.77
5/2/2013	Purchase	250,000	$15.82
5/3/2013	Purchase	200,000	$16.68
5/3/2013	Purchase	250,000	$16.68
5/6/2013	Purchase	250,000	$16.45
5/7/2013	Purchase	250,000	$16.49
5/8/2013	Purchase	200,000	$16.67
5/9/2013	Purchase	300,000	$16.70
5/10/2013	Purchase	89,750	$16.99
5/13/2013	Purchase	10,250	$17.39
5/13/2013	Purchase	200,000	$17.44